UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [	]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [	]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date June 1, 2006

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

EXETER RESOURCE CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited - prepared by Management)

		March 31, 2006		December 31, 2005
ASSETS				
Current Assets				
Cash and cash equivalents	$	7,094,538	$	7,788,697
Other receivables and prepaid expenses		80,508		30,874
Goods and services tax recoverable		18,842		35,300
		7,193,888		7,854,871
Exploration advances		116,591		38,509
Property and equipment		154,275		118,423
Mineral properties and deferred costs (Note 2)		12,214,251		10,631,943
	$	19,679,005	$	18,643,746
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	897,287	$	390,685
Due to related parties		57,633		164,113
		954,920		554,798
SHAREHOLDERS' EQUITY				
Share capital (Note 3)		28,932,027		27,802,270
Contributed surplus		2,723,320		2,188,160
Deficit		(12,931,262)		(11,901,482)
		18,724,085		18,088,948
	$	19,679,005	$	18,643,746

The accompanying notes are an integral part of these financial statements

EXETER RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited - prepared by Management)

		Three Months ended March 31,		
		2006		2005
Administration Costs				
Accounting and audit	**$**	**5,698**	$	3,090
Administration salaries and consulting		**93,751**		21,564
Amortization		**16,532**		6,266
Bank charges		**4,187**		1,791
Directors fees		**7,500**		-
Shareholder Communications		**144,066**		78,427
Legal fees		**43,739**		30,446
Management fees		**12,000**		24,000
Office and miscellaneous		**20,239**		5,727
Property examination costs		**26,792**		25,188
Rent		**10,990**		10,619
Stock-based compensation (Note 3)		**566,454**		51,933
Stock exchange listing and filing fees		**10,648**		4,800
Telecommunications		**2,877**		1,720
Transfer agent		**7,207**		1,825
Travel and promotion		**114,658**		56,141
		1,087,338		323,537
Interest Income		**(55,540)**		(7,989)
Loss before other items		**1,031,798**		315,548
Other items				
(Gain)/Loss on conversion of foreign currencies		**(2,018)**		353
Loss for the period		**1,029,780**		315,901
Deficit at beginning of period		**11,901,482**		8,209,341
Deficit at end of period	**$**	**12,931,262**	$	8,525,242
Basic & diluted loss per common share		**($0.04)**		**($0.02)**
Weighted average number of common shares outstanding		**28,098,763**		15,572,887

The accompanying notes are an integral part of these financial statements

EXETER RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited - Prepared by Management)

	Three Months Ended March 31, 2006	2005
OPERATING ACTIVITIES		
Loss for the period	$ (1,029,780)	$ (315,901)
Adjustments:		
Amortization	16,532	6,266
Stock-based compensation	566,454	51,933
(Gain)/ Loss on conversion of foreign currencies	(2,018)	353
	(448,812)	(257,349)
Changes in non-cash working capital		
Other receivables and prepaid expenses	(49,634)	(83,716)
Goods and services tax recoverable	16,458	2,254
Accounts payable and accrued liabilities	(33,595)	136,399
Due to related parties	(67,540)	(57,797)
	(583,123)	(260,209)
FINANCING ACTIVITIES		
Issue of share capital for cash	1,098,463	206,616
Share issue costs	-	(25,546)
Share subscription receivable	-	22,680
Share subscription received in advance	-	135,000
	1,098,463	338,750
INVESTING ACTIVITIES		
Exploration Activities		
- Accounts payable and acrued liabilities	540,197	-
- Due to related parties	(38,940)	-
- Exploration Advances	(78,082)	(4,793)
Acquisition costs of property and equipment	(64,929)	(2,986)
Deferred exploration costs, net of amortization and property examination costs	(1,569,764)	(858,436)
	(1,211,518)	(866,215)
Gain (Loss) on conversion of foreign currencies	2,018	(353)
DECREASE IN CASH	(694,160)	(788,027)
CASH AT BEGINNING OF PERIOD	7,788,697	2,458,873
CASH AT END OF PERIOD	$ 7,094,538	$ 1,670,846

The accompanying notes are an integral part of these financial statements

EXETER RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
(unaudited - prepared by Management)

	La Cabeza Project	CVSA Properties	Other	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Assays	$ 53,696	$ -	$ 875	**$ 54,571**	$ 133,942
Consultants & contractors	56,598	2,089	-	**58,687**	21,005
Drilling	611,204	-	-	**611,204**	259,785
Engineering	41,284	-	-	**41,284**	20,045
Environmental	3,244	-	-	**3,244**	-
Field Camp	67,915	14,757	25,698	**108,370**	70,116
Geological	80,991	32,445	84,463	**197,899**	147,217
Geophysical	1,513	5,183	-	**6,696**	4,537
Hydrology	21,667	-	-	**21,667**	8,609
IVA tax	144,503	3,858	-	**148,361**	51,946
Legal and title	11,323	3,529	592	**15,444**	13,349
Mendoza operations	10,171	18,102	9,160	**37,433**	28,707
Metallurgical	1,639	-	-	**1,639**	15,946
Travel	54,515	29,426	35,373	**119,314**	64,200
Wages and Benefits	98,650	41,262	43,375	**183,287**	53,224
	1,258,913	150,651	199,536	**1,609,100**	892,628
Property examination costs	-	-	(26,792)	**(26,792)**	(25,188)
TOTAL COSTS INCURRED DURING THE PERIOD	1,258,913	150,651	172,744	**1,582,308**	867,440
BALANCE OF COSTS, BEGINNING OF PERIOD	4,976,745	2,117,037	120,894	**7,214,676**	3,025,868
BALANCE OF COSTS, END OF PERIOD	6,235,658	2,267,688	293,638	**8,796,984**	3,893,308

1. NATURE OF BUSINESS AND CONTINUED OPERATIONS

Exeter Resource Corporation (the "Company") is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition, exploration and development of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of the amount recorded for mineral properties and deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and upon future profitable production or disposition of such reserves.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the Company's consolidated financial statements for the year ended December 31, 2005, without the note disclosures required for audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

2. MINERAL PROPERTIES and DEFERRED COSTS

	March 31, 2006		
	Acquisiton Costs	Deferred Exploration Costs	Total
a) La Cabeza	$ 3,025,875	$ 6,235,658	$ 9,261,533
b) Estelar	237,820	121,204	359,024
c) MRP Properties	25,000	459	25,459
d) CVSA Properties	128,572	2,267,688	2,396,260
e) Chilean Properties	-	171,975	171,975
	$ 3,417,267	$ 8,796,984	$ 12,214,251

3. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2006		December 31, 2005	
	Number of Shares	**Amount**	Number of Shares	Amount
Balance, beginning of period/year	**27,845,763 $**	**27,802,270**	15,356,387 $	14,078,259
Issued during the period/year for:				
Cash	**855,750**	**1,098,463**	9,944,876	11,455,450
Property	-	-	2,500,000	2,500,000
Finders Fee	-	-	44,500	57,850
Contributed surplus allocated	-	**31,294**	-	76,306
Share Issue costs	-	-	-	365,595
Balance, end of period/year	**28,701,513 $**	**28,932,027**	27,845,763 $	27,802,270

Transactions for the Issue of Share Capital
During the Three Months ended March 31, 2006

a) The Company issued 30,000 shares at a price of $0.22 per share, 50,000 shares at a price of $1.00, and 20,000 shares at a price of $1.08 for a total consideration of $ 78,200 pursuant to the exercise of stock options.

b) The Company issued 755,750 shares at a price of $1.35 per share for a total consideration of $1,020,263 pursuant to the exercise of share purchase warrants.

In addition, an amount totaling $31,294 representing stock-based compensation recognized on the exercise of the above stock options was allocated to share capital.

Stock Option Plan:

The Company has adopted an incentive stock option plan (the "Plan"), the essential elements of which are as follows: Following the amendment to the Plan approved by the shareholders on May 10, 2006 the aggregate number of shares issuable pursuant to options granted under the plan may not exceed 5,893,111. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of options granted under the Plan as of March 31, 2006 and December 31, 2005, and changes during the period/year then ended, is as follows:

	March 31, 2006		December 31, 2005	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year/period	4,949,750	$1.15	2,714,750	$0.93
Forfeited/cancelled	(56,000)	1.20	(405,625)	1.14
Granted	540,000	2.08	2,976,000	1.31
Exercised	(100,000)	0.78	(335,375)	0.73
Options outstanding, end of period/year	5,333,750	$1.30	4,949,750	$1.15

At March 31, 2006, the Company had outstanding stock options to acquire 5,333,750 shares as follows:

Number of Options Outstanding	Number of Options Exercisable	Price	Expiry Date
100,000	100,000	$1.20	May 1, 2006
75,000	75,000	1.00	October 8, 2006
100,000	100,000	1.30	December 30, 2006
137,000	137,000	0.22	March 20, 2008
305,000	305,000	0.405	August 15, 2008
1,143,000	1,143,000	1.08	January 21, 2009
10,000	10,000	1.41	April 7, 2009
3,750	3,750	0.85	June 21, 2009

325,000	325,000	1.20	March 22, 2010
300,000	300,000	1.20	April 5, 2010
435,000	435,000	1.12	July 7, 2010
400,000	400,000	1.10	August 19, 2010
180,000	75,000	1.17	October 5, 2010
260,000	260,000	1.20	October 25, 2010
1,020,000	807,500	1.59	December 30, 2010
175,000	175,000	1.79	February 3, 2011
165,000	165,000	2.01	March 2, 2011
200,000	200,000	$2.39	March 9, 2011
5,333,750	5,016,250		

Stock-based compensation:

The fair values of options vested during the three months ended March 31, 2006 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	65.9%
Risk-free interest rate	3.8%
Expected life	4 years
Expected dividend yield	0 %

Stock-based compensation recognized, on the vesting of stock options granted, in the quarter totaling $566,454 was allocated to contributed surplus.

Warrants:

At March 31, 2006 the Company had outstanding share purchase warrants exercisable to acquire 4,585,000 shares as follows:

Number	Exercise Price	Expiry Date
991,000	$1.35	November18, 2006
582,084	$1.35	April 14, 2006
3,011,916	$1.70	December 21, 2006
4,585,000		

4. RELATED PARTY TRANSACTIONS

a) Exploration and consulting fees totaling $36,000 (2005 - $36,000) and $5,250 (2005 - $5,250) for the provision of other consulting services were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b) Legal fees of $25,089 (2005 – $52,296) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

c) Exploration and development fees of $51,225 (2005 – $45,928) were paid or accrued to a corporation controlled by the Vice-President, Exploration.

d) Management fees of $24,000 (2005 – $24,000) were paid to a corporation controlled by the Chairman of the Company.

e) Management fees of $30,000 (2005 – nil) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

All of the above transactions were in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

5. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of assets and liabilities by geographical segment:

March 31, 2006	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 6,959,506	$ 135,032	$ -	$ 7,094,538
Other current assets	120,937	95,003	-	215,940
Property and equipment	50,067	104,209	-	154,276
Mineral properties and deferred costs	-	12,042,276	171,975	12,214,251
	7,130,510	12,376,520	171,975	19,679,005
Current liabilities	(201,498)	(753,422)	-	(954,920)
	$ 6,929,012	**$ 11,623,098**	**$ 171,975**	**$ 18,724,085**

December 31, 2005	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 7,692,285	$ 96,412	$ -	$ 7,788,697
Other current assets	80,169	24,514	-	104,683
Property and equipment	51,963	66,460	-	118,423
Mineral properties and deferred costs	-	10,631,943	-	10,631,943
	7,824,417	10,819,329	-	18,643,746
Current liabilities	(350,951)	(203,847)	-	(554,798)
	$ 7,473,466	$ 10,615,482	$ -	$ 18,088,948

6. SUBSEQUENT EVENTS

a) The Company issued 137,000 shares at a price of $0.22 per share and 20,000 shares at a price of $1.08 per share for a total consideration of $51,740 pursuant to the exercise of stock options.
b) The Company issued 17,500 shares at a price of $1.70 per share and 582,084 shares at a price of 1.35 per share for a total consideration of $815,564 pursuant to the exercise of share purchase warrants.

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company did not incur any non-cash financing or investing activities in the first quarters of 2005 or 2006.

8. COMMITMENTS

The company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant.

9. CONTRACTUAL OBLIGATIONS

There are no material changes to the contractual obligations detailed in the Company's December 31, 2005 financial report.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED
MARCH 31, 2006

Conversions	
Au	Gold
Ag	Silver
g/t	grams per tonne
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
km	kilometre
1 kilometre	.62 miles
1 metre	3.28 feet

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

May 25, 2006

REPORT ON OPERATIONS

Operations

Following its reorganization in 2002, the Company focused, first, on the acquisition of mineral properties and securing capital for the exploration of those properties.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for the Company.

In 2004, the Company expanded its exploration team, based in Mendoza City, Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the La Cabeza project, moved to the evaluation stage. The acquisition and initial exploration of a portfolio of Patagonia gold projects, acquired through an alliance with Cerro Vanguardia S.A., led to the drilling of the Cerro Moro and Cerro Puntudo projects.

In 2005, the Company continued with the exploration programs initiated in 2004, and advanced its La Cabeza project through continued drilling programs and engineering studies. In addition, during the year, the Company commenced work on projects in Chile that were acquired through agreements with Rio Tinto Mining and Exploration Limited and Anglo American Chile Limitada and Empresa Mantos Blancos S.A.



Paraguay
Brazil
Argentina
Maricunga
Quispe
El Salado
Rosarita
Mendoza
Santiago
Uruguay
Buenos Aires
Chile
La Cabeza
Milagros
Rio Negro
Chubut
Lonco Tropial
Exeter Properties
epithermal gold
porphyry gold-copper
Cochrane
Verde
Cerro Puntudo
Cerro Moro
exeter

A summary of the Company's mineral properties follows:

SUMMARY OF PROJECTS

Vendor/ Options	Rights Aquired	Major Properties	Land Area (sq. km)	Paid to Date	Future Commitments
Cognito Limited ("Cognito")	Option for 100%	La Cabeza - 7 concessions	100	4,100,000 shares plus US $80,000	- cash payments totalling US$ 445,000 to Dec. 15, 2014 - 3.5% NSR
Estelar Resources Limited ("Estelar")	Option for 100%	Rosarita, Quispe and El Salado - 5 concessions	67	1,000,000 shares	- 2% NSR
Minera Rio de la Plata ("MRP")	Option for 100%	Agua Nueva, Rosarita South, La Ramada - 45 concessions	312	$25,000	- cash payments totalling $415,000 - 2% NSR
Cerro Vanguardia Sociedad Anonima ("CVSA")	Option for 100%	Cerro Moro, Cerro Puntudo, Verde, Santa Cruz, Chubut, Rio Negro - 25 concessions	1,047	US $100,000	- exploration expenditures totalling US$ 3,000,000 to Dec. 30, 2009 - 2% NSR
Anglo American Chile Limitada & Empresa Minera Mantos Blancos S.A. ("Anglo American")	Option for 100%	Rio Tinto Properties, Maricunga Properties, Various	30	Nil	- expenditure totalling US$ 2.55 m to Oct 10, 2004 - 3.0 % NSR

PRINCIPAL PROJECTS

The following is a discussion of the material projects of the Company.

ARGENTINA

La Cabeza – Mendoza

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited ("Cognito"), a company that has the option to acquire a 100% interest in the La Cabeza gold project in Argentina. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited ("Rowen") and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration.

Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the La Cabeza property (subject to a 3.5% net smelter royalty ("NSR") in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totaling US$80,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR for US$1,000,000.

Property Description

La Cabeza is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 266 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, La Cabeza is described as a partially-explored, low-sulphidation, epithermal gold system. It is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development ("AMD"), who spent US$3.34 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material by conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration partially delineated multiple zones of gold mineralisation within a 2 x 2 km area and led to resource calculations and an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a "qualified person" ("QP") as described in the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101"), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were "inferred resources" as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code. The stated inferred resource at a 0.5 grams per tonne ("g/t") cut-off grade was 12 million tonnes at 1.8 g/t gold for 718,000 ounces of gold, and at a 1.0 g/t cut-off grade, was 6.8 million tonnes at 2.8 g/t gold for 628,000 ounces of gold.

Mr. Verzosa recommended exploration in two stages to examine the potential for open pit mining of the known mineralisation at La Cabeza. Stage 1, estimated to cost US$150,000, comprised limited additional drilling to confirm geology, followed by metallurgical testing. Stage 2, estimated to cost US$1.25 million, comprised infill drilling to establish indicated resources to a pre-feasibility level of confidence. Metallurgical, engineering and environmental studies were also recommended. Mr. Verzosa's report can be viewed at www.sedar.com.

Robert Harley, Exeter's Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter's Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development ("AMDAD") of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on the Company's website at www.exeterresource.com, or on SEDAR at www.sedar.com.

Option to Purchase Surface Rights

The Company holds an option to purchase the surface rights of the 8,000 hectare property overlying the proposed La Cabeza development site for US$67,000, payable over three years. The Company exercised its option and purchased the property in late 2005. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

Background – 2003-2006

In November 2003, the Company retained independent engineer Sandercock and Associates Pty. Ltd. ("Sandercock"), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid-year based on detailed drilling conducted during 2004 and early 2005. The development study was completed by year end, with selected study results posted on the Company's website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and are ongoing. The

discovery drilling program is designed to increase available resources at the project, while confirmation drilling will lift resources categorised as "inferred" to the "indicated" or "measured" categories.

As part of the discovery drilling program, Dr. Tim Coughlin, a structural and epithermal specialist geologist, visited the project in September 2005 and outlined structural targets for further detailed exploration and possible drilling.

Resource Estimates and Development Studies

Resource Estimates

Following detailed drilling in 2004 and early 2005, the Company contracted Hellman & Schofield ("H&S"), of Sydney, Australia, to provide an independent estimate of gold resources at La Cabeza. The report estimated an "indicated resource" at La Cabeza of 390,000 ounces of gold (6.2 million tonnes at an average grade of 2.0 g/t gold) and an "inferred resource" of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the "indicated resource" was estimated to be 3.5 million tonnes at a grade of 3.0 g/t gold, for 330,000 ounces, and the "inferred resource" was estimated to be 4.8 million tonnes at 2.2 g/t gold, for 340,000 ounces.

La Cabeza Indicated and Inferred Resources

Indicated (0.5 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	**6,200,000**	**2.0**	**390,000**
Inferred (0.5 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000
Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	**12,100,000**	**1.3**	**500,000**
Indicated (1.0 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	**3,500,000**	**3.0**	**330,000**
Inferred (1.0 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	**4,800,000**	**2.2**	**340,000**

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula zones applied Multiple Indicator Kriging ("MIK") methodology to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of Australian Mine Design and Development ("AMDAD") of Brisbane, Australia. The revised resources were estimated using an additional 67 holes, totalling 4,798 metres of drilling and 2,050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete zone resource was re-calculated internally by Exeter utilising a manual polygonal cross sectional method of estimation. Although new, three-dimensional, geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at that time, due to a lack of drilling density. The previous resource estimates and assumptions for the Labio East, South and West zones were utilized, because the 2004 program did no new work in relation to the drilling database for these zones. These estimates will be revised with the benefit of results of current drilling in these zones.

AMDAD also carried out conceptual pit designs for the Cuello, Luna, Ojo, and Mandibula zones, which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent on some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones are as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the "carbon in leach" ("CIL") circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at La Cabeza is "free" or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that

portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

Carbon in Leach Gold Recovery: The recovery of gold in the CIL circuit from the bulk composite sample testwork was 93 to 94 percent.

Gold Recovery Variability on Deposit Composite Sample: The testwork achieved gold recoveries that varied from 92.7 to 93.9 percent on the composite sample. This reflects the variability for tests on the same composite.

Gold Recovery Variability on Individual Mineralized Intercepts: Tests were performed on a number of mineralized samples from different sites within the gold deposit in order to determine the gold recovery variability for different mineralized samples. The gold recovery variability was 80 to 97 percent – average 91 percent.

Silver Recovery Variability on Individual Mineralized Intercepts: The testwork determined that silver recovery variability was 80 to 85 percent.

Reagent Consumption: The principal reagents used for the CIL circuit are calcium oxide (lime) and sodium cyanide. For each of these reagents the consumption averaged 0.40 kilograms per metric ton of composite sample.

During the first quarter of 2006, 12 core samples were sent to JKTech in Brisbane Australia for sag mill comminution testing. Upon the receipt of the results, the Company will review whether to carry out additional tests on new and larger samples and defer the Ausenco comminution study until these additional results are available.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter's Argentina staff geologists were used by Vector Chile Limitada ("Vector") to carry out a "first pass" evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of a quality to design and optimise open pits..

During February 2006, A. Karzzulovic & Asociados Ltda, Chile ("AKL") visited the project and provided a review of work conducted to date. AKL's overall impression was that the work carried out at site was to a good standard. Recommendations included tri-axial test work and coordination into a database. In addition, the need to focus more on structural mapping and groundwater ingress in the vicinity of proposed pits was highlighted.

The National University of San Juan ("UNSJ") completed processing the backlog of samples for uni-axial compressive strength testing ("UCS"). Approximately 50 samples were processed. A new program of UCS and point load testing has been designed and will commence during May. UCS tests every 30 metres and point load testing ("PLT") every 10 metres will be conducted on core samples. UNSJ and a Chilean laboratory will carry out the UCS tests.

Conceptual Mine Design

AMDAD used specialized software to develop conceptual open pits based upon current costs and Vector's geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon H&S resource estimates. AMDAD's report provided waste to ore* ratios for each conceptual open pit and led to a base-case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation. No work was conducted during the quarter.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: the Provincial electricity grid and on-

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* The use of the term "ore" is in the context of the common mining expression "waste to ore ratio" or "stripping ratio" and is not intended to imply that the inferred resources used in this study have any economic status as "ore" as defined in NI 43-101 and the relevant CIM guidelines.

site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line using mid-2005 costs is US$5-7 million. Studies in 2006 will evaluate the preferred power supplier, the supply route, and the best cost-offset options for the early production years.
No work was conducted during the quarter.

Water Supply

A San Juan, Argentina water consultant ("FUUNSAJ") has carried out geophysical surveys over potentially large aquifers near La Cabeza to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites are potentially capable of meeting the project requirement of 3,000 cubic metres of water daily.

Groundwater surveys by FUUNSAJ (now Grupo Ansilto) and Exeter have examined water quality for drinking water supplies. The water is slightly, to moderately, saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

During the quarter, the Grupo Ansilto ("GA") water supply program fell behind schedule and the drilling of 6 test bores and 20 monitoring holes is now expected to commence mid year. Delays included underestimates concerning the timing requirements of the San Rafael and Metro Mendoza Irrigation offices for processing licence applications.

GA carried out additional geophysical work in the Manantial Mandibula area to optimise the test bore locations using Ikonos, geophysics and aerial photography. GA also carried out a survey of water levels in drill holes to support the geotechnical program. GA took some 20 measurements of water levels in existing drill holes, and found the water levels had dropped since 2004. The Company has requested that GA recommend a supplier from whom the Company may purchase a water level monitor so that weekly surveys can be conducted.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe have reviewed and surveyed the existing 200 kilometre long access routes to the project area. The studies determined the roads to be generally good. First pass cost estimates were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected for further evaluation during the second half of 2006. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a "first pass" basis fall within the range expected for a project of this size.
No work was conducted during the quarter.

Mine Accommodation

A Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design was costed by local construction companies and the cost is well within the expected range.
No work was conducted during the quarter.

Engineering Consultants

Ausenco Limited of Brisbane, Australia ("Ausenco"), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies to be implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter's directors to conduct the current resource expansion drilling program.

With the escalation in gold and silver prices during the quarter, it was decided to review the possibility of treating significantly higher ore throughputs at La Cabeza. It was considered that by lowering the cut-off grade from that used in the Sandercock study, that a possibility exists that significantly more gold mineralisation might be economically recoverable should gold and silver prices remain at elevated levels.

Environmental and Social

Having completed the spring and summer baseline studies in 2005, CISA Autumn-Winter baseline environmental studies continue with the field campaign concentrating on the soil potential study in the project area and surrounds. The detailed nature of this campaign also allows CISA to simultaneously collect data on flora and fauna, indigenous and cattle affected vegetation as well as assessing in more detail the geomorphology. CISA has been requested to expand their program to carry out a parallel program of water and limnology sampling in the winter period.

A new weather station was installed north of Luna and has worked continuously using a truck battery and a solar panel.

Malargüe Museum representatives returned to site and conducted archaeological studies during the quarter.

A proposal was received from IADIZA (a branch of CRICyT) for revegetation and rehabilitation to assist La Salinilla with plans to set up a nursery for local native plants.

CISA carried out two field campaigns to identify and interview community leaders as well as continue with general community consultation and skills analysis. The CISA work led to a series of Focus Meetings in April at La Salinilla, Agua Nueva and Agua Escondida. A second series of meetings is planned in the future. As well as Focus meetings, the same group held three Community meetings to update knowledge about the project at the three communities.

Current Exploration Activity- First Quarter 2006

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. Both the final feasibility study and the environmental impact assessment ("EIA") study could be initiated in late 2006 or early 2007, following independent database verification and resource estimations by H&S. In addition to the hydrological program, an expanded geotechnical program will also be conducted in 2006 to better define open pit design criteria.

More detailed information on the resource and development studies can be obtained on the Company website: www.exeterresource.com.

Exploration

Drilling and Channel Sampling

The resource expansion drilling and channel sampling program which commenced in July 2005 continued throughout the first quarter 2006. During the quarter 238 holes for 7561 metres were drilled. The ongoing program employs three drill rigs as follows:

(i) a BB-37 mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;

(ii) a mobile reverse circulation/rotary airblast ("RAB") rig imported from Australia, to systematically test targets below extensive sand cover, including targets delineated by the structural study; and

(iii) a UDR 650 multipurpose reverse circulation percussion ("RC") - diamond drill rig for testing targets generated by reconnaissance rock chip and channel sampling and the RAB program.

The current program drilling included 27 diamond holes, for a total of 2534 metres, and 24 RC holes, for a total of 2120 metres. Drilling concentrated on the Cuello East, Cuello West and Cuello veins, Ojo, Luna, the Central Vein Zone (Mercedes, Labio East) and the Mandibula zones. On the Cuello East and West Zones drilling continues to delineate the lateral extent of the new mineralized veins.

The Cuello West veins are sand covered and located 75 to 125 metres west of the main Cuello vein. Based on current and previous drilling intercepts, the vein system has a minimum length of 150 metres and appears to be open to the north, south and at depth. The Cuello East veins are located 100 metres east of the main Cuello vein and were drilled on two section lines separated by 25 metres. Additional RC drilling will be conducted during 2006 to test extensions to both the Cuello East and West veins. The Cuello East and West veins have the

potential to increase the gold resource and enhance project economics as the mineralization would fall within preliminary designs for a Cuello open pit.

Drilling on the Luna Zone entailed testing of new veining at the northwestern extensions of the previously defined mineralized zone. In addition, rotary air blast drilling cut veining and mineralization located some 200 metres south of the main Luna Zone at a depth of 20 metres beneath sand cover. Reverse circulation percussion drill testing of this mineralized zone has been conducted and results are awaited. Follow-up drilling is planned to test if this zone forms a continuous system of veining that connects with newly discovered veing that outcrops to the northwest of the known Luna mineralization.

Drilling on the Ojo Zone concentrated on testing the periphery of the defined zone. Indications are that mineralization continues to the south-east. Drilling will continue into the next quarter.

Rotary air blast drilling during the quarter comprised 187 holes for 2908 metres.

Drilling continued in the Central Vein Zone, specifically on the Mercedes and Labio South veins.

Diamond drilling was focused on the Mandibula Zone, testing extensions delineated by channel sampling over an 80 metre strike length to the south of the zone included in the resource estimate announced in July 2005. Assay results are awaited for all of the new drill holes. Favourable results may permit an expansion of the Mandibula conceptual open pit that was contemplated in the development study completed in mid 2005.

CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. ("CVSA") to acquire all of CVSA's exploration projects, except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 and can earn a 100% interest in the CVSA properties by spending US$3 million within five years, including completing 10,000 metres of drilling, on any of the four major projects. CVSA has the right to back into a 60% interest, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter's share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	8 properties	333 sq km
Chubut properties	10 properties	132 sq km
Rio Negro properties	3 properties	120 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005.

In January and December 2005, and subsequent to this quarter, in May 2006 a number of the properties and part properties were considered to be low priority targets and were returned to CVSA. Additional properties were acquired around projects considered to have good potential for discoveries. Currently, a total of 25 properties covering 11 projects remain under the agreement. Prospecting and geochemical surveys have been conducted

on many of the Santa Cruz, Chubut and Rio Negro projects. Following that work, and given the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province.

Cerro Puntudo Project – Santa Cruz

The 235 square kilometre, Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine, in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarisation geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones.

Exeter conducted two drilling programs on the project during 2005. The first program consisted of 34 reverse circulation (RC) drill holes, drilled to down-hole depths of 40 to 109 metres, for a total of 2,179 metres. A second drill program was conducted in May, 2005 comprising 21 holes for 1719 metres. The drilling tested the Puntudo structural zone, specifically where geochemical, and geophysical targets had been identified.

Drill hole CPRC27 on the Quebrada Zone (27 metres at a grade of 3.7 g/t gold (including 8 metres at a grade of 9.6 g/t gold)) was drilled beneath hole CPRC03 (15 metres at a grade of 1.3 g/t gold) and hole CPRC24 (20 metres at a grade of 3.6 g/t gold (including 4 metres at a grade of 9.2 g/t gold)). A second-tier drill hole on the Rico Zone was drilled beneath hole CPRC12 (15 metres at a grade of 1.8 g/t gold). The deeper holes, generally, intersected the target horizon at a vertical depth of 60 to 70 metres. Holes CPRC24 and CPRC27 intersected wider mineralized zones, with significantly higher gold grades, than did the shallower holes. Third tier holes drilled beneath these had narrow intercepts, indicating possible plunge to the more prospective mineralized zones, and this concept will be further tested by drilling in the second quarter, 2006.

Detailed ground magnetic surveys continued through the quarter, to better delineate the structures, and to indicate possible plunges to the mineralized zones.

Cerro Moro Project – Santa Cruz

The 157 square kilometre, Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado.

Exploration to date at Cerro Moro has defined 16 vein sets in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 2.5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres. Some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacings were in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration by Exeter in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation resistivity survey, were also completed.

Poor outcrop restricts mineralized vein mapping at Cerro Moro. To overcome this limitation, the Company elected to explore for new veins or extensions to known vein sets, with the objective of discovering a single vein or a set of closely spaced veins with sufficient contained gold-silver to support a mine. An orientation ground magnetic survey established that this technique can "see" many of the known veins at Cerro Moro. A full magnetic survey was initiated in 2006 to test a broader area of the property. The survey continued through the first quarter and is expected to be completed by mid 2006. In addition, Dr. Coughlin outlined two areas with a number of structural targets that could have the tonnage potential for a significant gold and silver deposit at Cerro Moro.

A follow-up drilling program is proposed to commence in June 2006 to test targets identified by the magnetic survey.

Verde Silver Project – Santa Cruz

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap. Strike lengths of veins range from 100 to 700 metres, and widths range from 0.7 to 3.0 metres.

Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15g/t silver) over a large area.

Exeter's exploration program confirmed the anomalous silver values at Verde. Detailed geological mapping and a detailed ground magnetic survey were completed during the quarter. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

Drilling of 30 RC drill holes to test the silver potential of the Verde veins commenced early in the second quarter of 2006.

CHILE

Rio Tinto Properties – Southern Chile

In March 2005, Exeter signed a letter agreement by which Rio Tinto Mining & Exploration Limited ("Rio Tinto") granted the Company the right to Rio Tinto-owned exploration data covering gold opportunities identified by it in an 800 square kilometre area of southern Chile. Rio Tinto had not pursued these opportunities as its corporate focus was, and is, base metals and industrial minerals.

The terms of the agreement with Rio Tinto transfer joint ownership of existing exploration data to Exeter, once it has spent US$50,000 on the generation of new exploration data. Thereafter all project data (new and existing) will be jointly owned. Rio Tinto has the once-only right to acquire a 60% property interest in any property acquired by Exeter, by paying to Exeter an amount equal to three times Exeter's exploration expenditures to a defined point. If Rio Tinto does not elect to exercise its option, its interest will revert to a 1% net smelter return royalty on all production.

An initial prospecting program following up on Rio Tinto geochemical anomalies was conducted in April/May of 2005. Base maps and satellite imagery were acquired during the second and third quarters of 2005. Anomalous regional stream sediment geochemical results encouraged the Company to make application for two exploration titles during the third quarter of 2005. Title blocks acquired were to the northeast of Cochrane in the Furiosa area, and, a second title, Tranquilo, to the south of Cochrane. Exploration including prospecting to locate the source of the geochemical anomalies commenced in November 2005 and continued through the first quarter, 2006. At the time of reporting, no anomalous zones have been reported from the areas under application, although prospecting continues in the surrounding areas.

Subsequent to the quarter, Exeter announced that it had signed another agreement with Rio Tinto covering an additional 48 targets in Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets by notification to Exeter when Exeter has drilled 5,000 metres on any target. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Maricunga Properties - Northern Chile

In 2005, the Company entered into an agreement with Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. ("Anglo American") over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production. The reversion of properties to Anglo American is a mechanism to focus Exeter on the most promising properties in the package.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Exploration, including geochemical sampling and prospecting continued through the first quarter of 2006, with focus on two properties, jointly referred to as the Caspiche project. Exeter is continuing to acquire previous drilling and other geophysical data from the Caspiche project, so that drilling may be conducted by the company in late 2006.

ARGENTINA

Estelar Resources Limited

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited ("Estelar"), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar's shareholders. The Estelar properties carry a 2% net smelter royalty from future production ("NSR"), payable to the previous owner, Argentina Mineral Development (AMD).

Property Description

The Estelar projects currently cover approximately 67 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. Following negative exploration results and unsuccessful attempts to joint venture projects, notification was given to AMD of Exeter's intention to revert the titles covering the Llanos Ricos and Dolores projects, and titles peripheral to the major potential areas of El Salado, Quispe and Rosarita. There are no exploration commitments on the projects.

Quispe Project – Catamarca

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery colour anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company is offering the property for joint venture.

Rosarita Project – San Juan

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid's Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint ventured to Intrepid Minerals Corp. ("Intrepid"), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted. The project is being retained as it is considered to have untested exploration potential.

El Salado Project – San Juan

The El Salado property has an area of 9 square kilometres and covers a large low grade copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

Previous AMD exploration including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold porphyry system. The system may have potential for smaller zones of higher grade mineralisation, which could be extracted profitably with elevated copper prices.

No work was conducted on El Salado, and it is proposed that the Company farm out the project.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata ("MRP"), a private, arm's length Argentine company.

The option agreement requires payments totalling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Property Description

Agua Nueva (La Cabeza North) – Mendoza

The Agua Nueva property covers an area of 266 square kilometres that adjoins the Company's La Cabeza gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of La Cabeza, defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at La Cabeza. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the La Cabeza mineralization. No work was conducted during the quarter, and it is proposed that exploration be escalated during the second half, 2006 to examine potential of the properties.

La Ramada – La Rioja

The property, located in La Rioja Province, comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Rosarita South – San Juan

The Rosarita South property, located immediately south of the Rosarita Project, covers an area of 42.8 square kilometres. The geology is favourable to host gold occurrences similar to the Casposo gold-silver property, owned by Intrepid Minerals Corporation to the north. Sampling has revealed support for possible subsurface gold mineralization on the property. Rosarita South will be assessed in conjunction with Rosarita.

RESULTS FROM OPERATIONS

SHARE CAPITAL

The Company began 2006 with 27,845,763 shares outstanding and ended the quarter with 28,701,513 shares outstanding. During the quarter, the Company received total net proceeds of $1,098,463 from the exercise of warrants and options, and issued a total of 855,750 common shares.

	Warrants Exercised	Options Exercised	Totals
Shares Issued	755,750	100,000	855,750
Net Proceeds	$1,020,263	$ 78,200	$1,098,463

SUBSEQUENT EVENTS

Subsequent to March 31, 2006 the Company issued shares pursuant to the exercise of warrants and options as follows:

	Warrants Exercised	Options Exercised	Totals
Shares Issued	599,584	157,000	756,584
Net Proceeds	$815,563	$ 51,740	$867,303

SUMMARY OF FINANCIAL RESULTS

Selected Information

The interim consolidated financial statements (the "Interim Financial Statements") for the three month period ended March 31, 2006 have been prepared in accordance with Canadian generally accepted accounting

principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Interim Financial Statements and the Company's audited consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with those statements.

First Quarter ending March 31, 2006

The Company's exploration program in Argentina continued with $1,258,913 and $150,651 invested in the La Cabeza and CVSA properties respectively, as the Company continued to advance these projects. Expenditure on other projects totalled $199,536, of which $171,975 was spent in Chile, for total exploration expenditures of $1,609,100 during the quarter.

The Company posted a loss of $1,029,780 for the quarter. Stock based compensation costs of $566,454, recognizing the vesting, during the quarter, of options granted as incentives to employees and consultants were included in the loss. Other significant expenditures during the quarter include $144,066 on investor relations and $114,658 on travel and promotion as the Company continued to develop its investor base in Europe and North America and $93,751 on administration salaries and consulting as the Company's activity levels have increased resulting in additional employees being engaged.

First Quarter 2006 to Fourth Quarter 2005

Increased activity in the Company's exploration program in Argentina saw exploration expenditures increase by $330,000 in the first quarter 2006 mainly due to increased drilling activities on the La Cabeza property.

The quarterly loss of $1,029,780 is significantly lower than the loss for the fourth quarter of 2005 of $1,956,000. The decreased loss is attributable principally to lower stock based compensation costs in the current period.

First Quarter Ended March 31		2006		2005		2004
Interest income	$	55,540	$	7,989	$	12,287
Foreign exchange losses	$	(2,018)	$	(353)	$	(15,440)
Write off of mineral properties	$	-	$	-	$	77,796
Loss	$	1,029,780	$	341,447	$	381,513
Basic and diluted loss per common share	$	0.04	$	0.02	$	0.03
As at		**31-Mar-06**		**31-Dec-05**		**31-Dec-04**
Working capital	$	6,355,559	$	7,338,582	$	2,295,578
Total assets	$	19,679,005	$	18,643,746	$	6,469,275
Total liabilities	$	954,920	$	554,798	$	222,354
Share capital	$	28,932,027	$	27,802,270	$	14,078,259
Deficit	$	(12,931,262)	$	(11,901,482)	$	(8,209,341)

First Quarter 2006 and First Quarter 2005

Following the completion of a $7.7 million capital raising in December 2005, the Company continued to increase its activity levels resulting in a significant increase in both administration and exploration expenditures in the 1st Quarter 2006 compared to the 1st Quarter of 2005.

Deferred exploration costs rose by $742,000 reflecting expenditures incurred on the expanded drilling program at La Cabeza and other exploration activities in Argentina and Chile.

The loss for the first quarter of 2006 was approximately $716,000 higher than the first quarter of 2005. Significant changes in expenditure are as follows: investor relations expenditures increased by $66,000, and travel and promotion increased by $59,000 in 2006 as the Company continued to develop its investor base in Europe and North America; legal fees increased by $13,000 in 2006, mainly due to increased corporate activities; administration and office expenses increased by $87,000 relating to increased administration workloads; and

stock based compensation increased by $515,000 due to increased numbers of stock options granted in 2006 and an increase in the fair value of the options granted.

Comparison to Prior Quarterly Periods

	$ 000's							
	2006	2005				2004		
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Interest	56	11	8	14	8	11	13	13
Loss from operations	1,030	1,956	759	663	314	453	240	231
Administration expenses	493	616	299	332	245	410	167	183
Stock based compensation	566	1,159	368	307	52	52	55	69
Property examination costs	27	192	100	38	25	2	31	(8)
Deferred exploration costs	1,609	1,279	1,066	976	867	757	675	623
Basic and diluted loss - cents/share	$ 0.04	$ 0.10	$ 0.04	$ 0.04	$ 0.02	$ 0.03	$ 0.02	$ 0.02

Loss from operations has fluctuated mainly due to expenditures incurred for property examinations and stock based compensation. All other expenditures, classified as administrative expenses, have generally increased over the eight quarters reflecting the Company's increasing activity level. Administrative expenses in the 4th quarter of 2004 were significantly higher compared to the previous and subsequent quarters mainly due to approximately $90,000 to having been paid as bonuses in that quarter. Administrative expenses in the 4th quarter of 2005 were higher than previous and subsequent quarters mainly due to the costs related to the year end audit and significant expenditures incurred on investor relations and travel and promotion. Stock based compensation costs have oscillated considerably over the last eight quarters, in accordance with the number of options granted to employees and consultants and changes in the fair value of the options granted.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents at March 31, 2006 totalled $7,094,538, compared to $7,788,697 at December 31, 2005 and $2,458,873 at December 31, 2004. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

The funds will be used to fund planned exploration programs and for general corporate purposes. The Company will be required to raise additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

Contractual obligations

There are no material changes to the Company's contractual obligations as reported in the 2005 Annual Report.

RELATED PARTY TRANSACTIONS

In the first quarter 2006, the Company made payments to directors or officers or to companies controlled by them for directors fees, management consulting services, exploration services and legal fees in the amount of $179,064 (2005 - $ 174,374).

RISKS

The exploration and development of mineral deposits involve significant risks which careful evaluation,

experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company has no current production of minerals. All of the Company's properties are currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The mineral exploration operations of the Company are subject to regulation of government agencies at the federal, state and local levels and consequently the Company requires various approvals to conduct operations. The Company expects that it will be able to obtain the necessary permits to conduct it's operations, however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company's Form 20-F Registration Statement, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.shtml

OUTLOOK

In 2006, Exeter will continue to advance the La Cabeza gold project towards a decision to proceed to a full feasibility study. Drilling will continue at La Cabeza in order to better define and raise the confidence level of the known resource. Drilling of extensions and targets that represent possible new discoveries on the property will also continue with a view to significantly expanding the known gold resource.

In Patagonia, the exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Puntudo, Verde and Cerro Moro projects. The Company will continue to reduce the size of the CVSA property package in order to maintain its focus on "company maker" opportunities. In Chile the Company will continue to evaluate properties held under agreements with Anglo American Chile Limitada and Rio Tinto Mining and Exploration Limited.

PROPOSED TRANSACTIONS

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are discussed in detail in the Annual Consolidated Financial Statements; however, accounting policies require the application of management's judgment in respect of the following relevant matters:

(i) mineral property valuations - management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii) contingent liabilities – management evaluates any claims against the Company and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies during the three month period ended March 31, 2006.

MANAGEMENT'S RESPONSIBILITY AND OVERSIGHT

The disclosures and information contained in this report have been prepared by the management of the Company. Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed herein.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission ("SEC") permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as "inferred resource", that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.shtml.

The financial information presented in this MD&A is taken from the Company's consolidated financial statements were prepared in accordance with Canadian GAAP for the period ended March 31, 2006. The Company reconciles its consolidated financial statements to US GAAP on an annual basis.

Form 52-109F1 *Certification of Interim Filings*

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Exeter Resource Corporation (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 31, 2006

"Bryce Roxburgh"
Bryce Roxburgh
Chief Executive Officer

Form 52-109F1 *Certification of Interim Filings*

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Exeter Resource Corporation (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 31, 2006

"Cecil Bond"
Cecil Bond
Chief Financial Officer